UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telebonds stockholders approve demerger extraordinary resolution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 30 September 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

30 September 2011

Telebonds stockholders approve demerger extraordinary resolution

Telecom has today announced the results of the demerger consent vote relating to Telebonds and other NZ$ denominated stock issued by TCNZ Finance Limited (Stock).

A Stockholder meeting took place today to vote on an extraordinary resolution authorising and directing the trustee to approve the terms of the demerger.

The results are set out below:

For	Against	Abstain	Result	Pass/Fail
435,374,978	3,000	—	99.999% in favour	Pass

Given the extraordinary resolution has been passed, Telecom will now formally request the trustee to approve the terms of the demerger. The trustee has confirmed that it will act in accordance with the passed resolution.

Telecom currently has approximately NZ$541 million of Stock outstanding. It is proposed that the Stock remains with Telecom following demerger.

Under the terms of the trust deed relating to the Stock, the consent of the trustee for the Stockholders (The New Zealand Guardian Trust Company Limited) is required to approve the terms of the High Court approved scheme of arrangement providing for the demerger of Telecom. The trustee informed Telecom that it considered that was a matter for the Stockholders to vote on; accordingly the trustee will approve the terms of the demerger only if authorised to do so by an extraordinary resolution of Stockholders.

On 13 September 2011, Stockholders were sent a booklet and proxy form, including a request that they vote in favour of the extraordinary resolution.

ENDS

For investor enquiries, please contact:

Mark Laing

GM Capital Markets

+64 (0) 27 227 5890

For media enquiries, please contact:

Ian Bonnar

+64 (0) 27 215 7564